Exhibit 99.1

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Sanofi and Regeneron Restructure Immuno-Oncology Collaboration for Discovery and Development Programs

*	Companies select two clinical-stage bispecific antibodies for ongoing collaboration

*	Sanofi able to independently pursue own immuno-oncology programs; Regeneron retains full rights to all its other investigational immuno-oncology programs

PARIS and TARRYTOWN, NY – January 7, 2019 – Sanofi (EURONEXT: SAN, NASDAQ: SNY) and Regeneron Pharmaceuticals, Inc. (NASDAQ: REGN) have restructured their global Immuno-oncology Discovery and Development Agreement for new immuno-oncology cancer treatments. The 2015 Agreement was scheduled to end in approximately mid-2020, and this revision provides for ongoing collaborative development of two clinical-stage bispecific antibody programs. This provides Sanofi increased flexibility to advance its early-stage immuno-oncology pipeline independently while Regeneron retains all rights to its other immuno-oncology discovery and development programs.

Under the terms of the restructured Agreement:

•

Sanofi will pay Regeneron $462 million representing the balance of payments due under the original Immuno-oncology Agreement, which covers the Sanofi share of the immuno-oncology discovery program costs for the last quarter of 2018 and up to $120 million in development costs for the two selected clinical-stage bispecific antibodies, plus the termination fee for the other programs under the original immuno-oncology agreement.

•	Sanofi secures the right to opt-in to the BCMAxCD3 and MUC16xCD3 bispecific programs when proof of concept is achieved or when the allocated funding is expended.

•

Regeneron will commit up to $70 million to further develop the BCMAxCD3 bispecific antibody for multiple myeloma and up to $50 million to further develop the MUC16xCD3 bispecific for mucin-16 expressing cancers.

•

Post opt-in, Sanofi will lead development and commercialization of the BCMAxCD3 bispecific and fund 100 percent of development costs, with Regeneron reimbursing up to 50 percent out of its share of collaboration profits. Sanofi and Regeneron will share global profits equally.

•

Post-opt-in, Regeneron will lead MUC16xCD3 bispecific development and lead commercialization in the U.S. The companies will share development costs and global profits equally. Sanofi will lead commercialization outside the U.S.

•	The companies’ ongoing collaboration for the development and commercialization of Libtayo® (cemiplimab-rwlc), a PD1 antibody, is unaffected by the amended Discovery and Development Agreement.

•	Regeneron retains full rights to its other immuno-oncology programs.

1/3

Under the Immuno-Oncology License and Collaboration Agreement, the companies have developed and received U.S. Food and Drug Administration approval of Libtayo for advanced cutaneous squamous cell carcinoma (CSCC). A regulatory application for Libtayo has also been submitted in the EU. An ongoing joint clinical program is investigating Libtayo in multiple other cancers, and includes potentially pivotal trials in lung, cervical and skin cancers. Libtayo’s safety and efficacy has not been fully evaluated by any regulatory authority for indications beyond advanced CSCC.

About Regeneron

Regeneron (NASDAQ: REGN) is a leading biotechnology company that invents life-transforming medicines for people with serious diseases. Founded and led for 30 years by physician-scientists, our unique ability to repeatedly and consistently translate science into medicine has led to seven FDA-approved treatments and numerous product candidates in development, all of which were homegrown in our laboratories. Our medicines and pipeline are designed to help patients with eye diseases, allergic and inflammatory diseases, cancer, cardiovascular and metabolic diseases, neuromuscular diseases, infectious diseases and rare diseases.

Regeneron is accelerating and improving the traditional drug development process through our proprietary VelociSuite® technologies, such as VelocImmune® which produces optimized fully-human antibodies, and ambitious research initiatives such as the Regeneron Genetics Center, which is conducting one of the largest genetics sequencing efforts in the world.

For additional information about the company, please visit www.regeneron.com or follow @Regeneron on Twitter.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Media Relations Contact Ashleigh Koss Tel.: +1 (908) 981-8745 Ashleigh.Koss@sanofi.com Regeneron Media Relations Contact Hala Mirza Tel: +1 (914) 847-3422 Hala.Mirza@regeneron.com	Investor Relations Contact George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com Regeneron Investor Relations Contact Mark Hudson Tel: +1 (914) 847-3482 Mark.Hudson@regeneron.com

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that

2/3

forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic conditions, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2017. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Regeneron Forward-Looking Statements and Use of Digital Media

This press release includes forward-looking statements that involve risks and uncertainties relating to future events and the future performance of Regeneron Pharmaceuticals, Inc. (“Regeneron” or the “Company”), and actual events or results may differ materially from these forward-looking statements. Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. These statements concern, and these risks and uncertainties include, among others, the nature, timing, and possible success and therapeutic applications of Regeneron’s products, product candidates, and research and clinical programs now underway or planned, including without limitation Libtayo® (cemiplimab-rwlc) and Regeneron’s other immuno-oncology programs (such as the BCMAxCD3 and MUC16xCD3 bispecific programs referenced in this press release); the likelihood, timing, and scope of possible regulatory approval and commercial launch of Regeneron’s late-stage product candidates and new indications for marketed products, such as Libtayo for the treatment of lung, cervical, and skin cancers and other potential indications; the potential for any discovery, development, or collaboration agreements, including Regeneron’s agreements with Sanofi (or its affiliated companies) (such as the Amended and Restated Immuno-oncology Discovery and Development Agreement discussed in this press release), to be cancelled or terminated without any further product success; unforeseen safety issues resulting from the administration of products and product candidates in patients, including serious complications or side effects in connection with the use of Regeneron’s product candidates in clinical trials; ongoing regulatory obligations and oversight impacting Regeneron’s marketed products (such as Libtayo), research and clinical programs, and business, including those relating to patient privacy; determinations by regulatory and administrative governmental authorities which may delay or restrict Regeneron’s ability to continue to develop or commercialize Regeneron’s products and product candidates; the availability and extent of reimbursement of the Company’s products from third-party payers, including private payer healthcare and insurance programs, health maintenance organizations, pharmacy benefit management companies, and government programs such as Medicare and Medicaid; coverage and reimbursement determinations by such payers and new policies and procedures adopted by such payers; uncertainty of market acceptance and commercial success of Regeneron’s products and product candidates and the impact of studies (whether conducted by Regeneron or others and whether mandated or voluntary) on the commercial success of any such products and product candidates; competing drugs and product candidates that may be superior to Regeneron’s products and product candidates; the extent to which the results from the research and development programs conducted by Regeneron or its collaborators may be replicated in other studies and lead to therapeutic applications; the ability of Regeneron to manufacture and manage supply chains for multiple products and product candidates; the ability of Regeneron’s collaborators, suppliers, or other third parties to perform filling, finishing, packaging, labeling, distribution, and other steps related to Regeneron’s products and product candidates; unanticipated expenses; the costs of developing, producing, and selling products; the ability of Regeneron to meet any of its financial projections or guidance and changes to the assumptions underlying those projections or guidance; and risks associated with intellectual property of other parties and pending or future litigation relating thereto, including without limitation the patent litigation proceedings relating to EYLEA® (aflibercept) Injection, Dupixent® (dupilumab) Injection, and Praluent® (alirocumab) Injection, the ultimate outcome of any such litigation proceedings, and the impact any of the foregoing may have on Regeneron’s business, prospects, operating results, and financial condition. A more complete description of these and other material risks can be found in Regeneron’s filings with the U.S. Securities and Exchange Commission, including its Form 10-Q for the quarterly period ended September 30, 2018. Any forward-looking statements are made based on management’s current beliefs and judgment, and the reader is cautioned not to rely on any forward-looking statements made by Regeneron. Regeneron does not undertake any obligation to update publicly any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

Regeneron uses its media and investor relations website and social media outlets to publish important information about the Company, including information that may be deemed material to investors. Financial and other information about Regeneron is routinely posted and is accessible on Regeneron’s media and investor relations website (http://newsroom.regeneron.com) and its Twitter feed (http://twitter.com/regeneron).

+++

3/3